Exhibit 99.1

Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER

Mexico City, July 27, 2022  - Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today that it commenced a tender offer to purchase for cash a maximum aggregate principal amount of up to US$300,000,000 of its 5.000% Notes due 2045 (the “2045 Notes”), 6.625% Notes due 2025 (the “2025 Notes”) and 5.250% Notes due 2049 (the “2049 Notes”), upon the terms and subject to the conditions set forth in the offer to purchase dated July 27, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), including (1) that the maximum aggregate principal amount of the 2045 Notes to be accepted for purchase by us in the Offer shall not exceed US$200,000,000, (2) the maximum aggregate principal amount of the 2025 Notes to be accepted for purchase by us in the Offer shall not exceed US$100,000,000, (3) that the Early Tender Consideration determined to be payable for any 2049 Notes tendered shall be less than 100.00% of the principal amount of the 2049 Notes in order for such Notes to be accepted for purchase (the “2049 Series Consideration Maximum”), (4) the Acceptance Priority Procedures (as defined in the Offer to Purchase) and (5) proration, each as described in the Offer to Purchase. We collectively refer to the outstanding debt securities listed in the table below as the “Notes” and to each of the listed outstanding debt securities as a “series” of Notes. We refer to our offer to purchase the Notes as the “Offer.” Capitalized terms used in this press release but not otherwise defined have the meaning given in the Offer to Purchase.
The following table sets forth certain information relating to the Notes and the Offer:

Title of Security	CUSIP	ISIN	Principal Amount Outstanding	Early Tender Premium(1)(2)	Reference U.S. Treasury Security	Fixed Spread (basis‑points)(3)	Acceptance Priority Level	Series Tender Cap
5.000% Notes due 2045	40049 JBA4	US40049 JBA43	US$1,000,000,000	US$30	3.250% due May 15, 2042	+209bps	1	US$200,000,000
6.625% Notes due 2025	40049 JAV9	US40049 JAV98	US$400,000,000	US$30	3.000% due July 15, 2025	+97bps	2	US$100,000,000
5.250% Notes due 2049	40049 JBE6	US40049 JBE64	US$750,000,000	US$30	2.250% due February 15, 2052	+225bps	3	N/A

(1)
Per each US$1,000 principal amount of Notes. Holders who validly tender Notes and whose Notes are accepted for purchase will also receive accrued and unpaid interest up to, but excluding, the applicable Settlement Date (as defined herein). Televisa has agreed, subject to specified exceptions and limitations, to pay additional interest to participants in the Offer to cover Mexican withholding taxes on interest payments.

(2)
Holders who validly tender Notes on or prior to the Early Tender Date (as defined below) will be eligible to receive the Early Tender Consideration (as defined below), which includes the applicable early tender premium for each series of Notes specified in the table above (the “Early Tender Premium”). Holders who validly tender Notes after the Early Tender Date, but at or prior to the Expiration Date (as defined below), will be eligible to receive a tender consideration equal to the Early Tender Consideration minus the applicable Early Tender Premium (the “Late Tender Consideration”).

(3)
Subject to the 2049 Series Consideration Maximum, the tender consideration payable per each US$1,000 principal amount of each series of Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date (the “Early Tender Consideration”) will be determined in accordance with standard market practice, as described in the Offer to Purchase, to result in a price that equates to a yield to the maturity date in accordance with the formula set forth in Annex A to the Offer to Purchase, for the applicable series of Notes, equal to the sum of (i) the yield corresponding to the bid side price of the applicable Reference U.S. Treasury Security (as defined below) for such series of Notes at 2:00 p.m. (New York City time) on August 9, 2022, unless extended by Televisa in its sole discretion, quoted on the Bloomberg reference page “FIT1” plus (ii) the applicable fixed spread specified in the table above for such series of Notes.

Early Settlement and Final Settlement
Following 5:00 P.M. (New York City Time) on August 9, 2022 (the “Early Tender Date”) and prior to  11:59 P.M. (New York City time) on August 23, 2022 (the “Expiration Date”), Televisa may, but is not required to, accept the Notes validly tendered at or prior to the Early Tender Date; provided that all conditions set forth in the Offer to Purchase have been satisfied or waived by Televisa (the date of such acceptance, the “Early Acceptance Date”). Validly tendered Notes may be withdrawn in accordance with the terms of the Offer at or prior to 5:00 P.M. (New York City time) on August 9, 2022.  Notes accepted on an Early Acceptance Date, if any, will be settled promptly thereafter (the “Early Settlement Date”). The “Final Settlement Date” is the date that Televisa settles all Notes not previously settled on the Early Settlement Date, if any, and Televisa expects such date to be promptly following the Expiration Date. Each of the Early Settlement Date and the Final Settlement Date is referred to herein as a “Settlement Date.”

Subject to applicable law, the Offer may be amended, extended or terminated. If Televisa determines, in its sole discretion, to extend the Offer beyond the Expiration Date, there will be a new Settlement Date with respect to Notes validly tendered on or prior to the Expiration Date. During any extension of the Offer, all Notes previously tendered and not accepted for purchase pursuant to the Offer will remain subject to the Offer and may, subject to the terms and conditions of the Offer, be accepted for purchase by us.
Conditions
Televisa’s obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Offer, is conditioned upon the satisfaction of certain conditions specified in the Offer to Purchase. Subject to applicable law, Televisa reserves the right, in its sole discretion, to (i) waive any and all conditions of the Offer at or prior to the Early Tender Date or the Expiration Date, as applicable, (ii) extend, terminate or withdraw the Offer, or (iii) otherwise amend the terms of the Offer in any respect.
The Dealer Managers
Televisa has retained Citigroup Global Markets Inc. and Santander Investment Securities Inc. to act as dealer managers in connection with the Offer (the “Dealer Managers”). Any questions or requests for assistance regarding the Offer may be directed to the Dealer Managers at their contact information set forth below.
Citigroup Global Markets Inc. 388 Greenwich Street, 4th Floor Trading New York, New York 10013 United States of America Attn: Liability Management Toll-Free: +1 800-558-3745 Collect: +1 212-723-6106	Santander Investment Securities Inc. 45 East 53 Street, 5th Floor, New York, New York 10022 United States of America Attn: Liability Management Toll-Free: +1 855-404-3636 Collect: +1 212-940-1442

The Tender Agent and the Information Agent
Copies of the Offer to Purchase may be obtained from Global Bondholder Services Corporation, the tender agent and the information agent for the Offer, at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (collect).

About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx